Exhibit 5

300/04-jmd

For immediate release

DRD SQUARES UP ONCE MORE TO ISCOR

Johannesburg, South Africa – 29.01.04 – Durban Roodepoort Deep, Limited (JSE: DUR; NASDAQ: DROOY; ASX: DRD) said today that it would continue, together with Harmony Gold Mining, its action against iron and steel giant Iscor to secure “fair” steel prices.

Earlier this month, the Competition Commission threw out an appeal from DRD and Harmony, lodged last year, to investigate Iscor for monopolistic practices in respect of steel pricing. The Commission cited lack of evidence as the reason for its action.

An unfazed Wellesley-Wood said that DRD, with Harmony, would now take its complaints to the Competition Tribunal.

“On purely commercial grounds, there is sufficient reason for us to press on. A cursory investigation by any sufficiently interested and affected party shows that the steel price, in Rand terms, has remained virtually flat for three years. Hard-pressed local consumers like us, over the same period, have had to accept steel price increases of around 50%.

“When one considers South Africa’s enormous reserves of iron ore and the long-established infrastructure there is here for efficient, cost-effective beneficiation, you have to realize there’s something wrong somewhere.”

DRD, like Harmony, “wasn’t interested” in reaching some “special scheme of arrangement” based on the “if you have a problem, come and talk to us” kind of response received thus far from Iscor, Wellesley-Wood said.

“Commercial considerations aside, there is an ethical obligation that must be met. Like all players in the South African mining sector, we are under enormous pressure to ensure a sustainable future for all of our stakeholders.

“In this case, an apparent, inexplicable excessive return for one party must be investigated. We believe that ‘pain and gain’ must be shared more equitably and with transparency. It is crucial that non-transparent and discriminatory pricing be examined thoroughly by the Tribunal.

“DRD spends R150 million a year on steel and steel products, and even a 1% saving is worth having.”

Queries:

South Africa

Investor and Media Relations

Ilja Graulich, Durban Roodepoort Deep, Limited

+27 11 381 7826 (office)

+27 83 604 0820 (mobile)

James Duncan, Russell & Associates

+27 11 880 3924 (office)

+27 82 892 8052 (mobile)

DRD is the world’s 9th largest gold producer, with mines in South Africa as well as Australasia, a key target for growth.  The company has a track record of success in extending the lives of older mines safely and profitably.  For fiscal year 2003, DRD produced 870 000 ounces of gold, up from under 100 000 ounces a year in 1997, when current operations were amalgamated.

DRD has primary listings on the Johannesburg (JSE:DRD) and Australian (ASX:DRD) stock exchanges and secondary listings on NASDAQ (DROOY), the London Stock Exchange and the Paris and Brussels Bourses.  Its shares are also traded on the regulated unofficial market of the Frankfurt Stock Exchange and the Berlin OTC Market.

For more information, please visit www.drd.co.za or www.durbans.com

Some of the information in this media release may contain projections or other forward looking statements regarding future events or other future financial performance. We wish to caution you that these statements are only projections and those actual events or results may differ materially. In reviewing, please refer to the documents that we file from time to time with the SEC, specifically to our annual report on Form 20-F. These documents contain and identify important factors that could cause the actual results to differ materially from those contained in our projections or forward looking statements, including such risks as difficulties in being a marginal producer of gold, changes and reliability of ore reserve estimates, gold price volatility, currency fluctuations, problems in the integration of operations, exploration and mining risks and a variety of risks described in our annual report on Form 20-F. We undertake no obligation to publicly release results of any of these forward looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unexpected results.

Cautionary note to US investors: the United States Securities and Exchange Commission permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use the term “resources” (which includes “measured”, “indicated”, and “inferred”) in our media releases, which the SEC guidelines strictly prohibit us from including in our filing with the SEC. US investors are urged to consider closely the disclosure in our Form 20-F, File No. 0-28800, available from us at 45 Empire Road, Parktown, Johannesburg, 2193, South Africa. You can also obtain this form from the SEC website at http://www.sec.gov/edgar.shtml